                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934


                          For the Month of March, 2003


                          Gilat Satellite Networks Ltd.
               ---------------------------------------------------
                 (Translation of Registrant's Name into English)


                        Gilat House, Yegia Kapayim Street
                  Daniv Park, Kiryat Arye, Petah Tikva, Israel
                  --------------------------------------------
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X    Form 40-F
                                -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No    X
                                 -------    -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---

Attached hereto and incorporated by reference herein is Registrant's press releases dated March 20, 2003, announcing Registrant's completion of the deployment of a fixed rural satellite telephony network for Empresa Nicaraguense de Telecomunicaciones (Enitel) to serve 170 communities throughout Nicaragua.

Attached hereto and incorporated by reference herein is Registrant's press releases dated March 21, 2003, announcing Registrant's continued listing on the Nasdaq National Market.




                                        Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                 Gilat Satellite Networks Ltd.
                                                 (Registrant)


                                                 By: /s/ Yoav Leibovitch
                                                     ----------------------
                                                         Yoav Leibovitch
                                                         Chief Financial Officer


Dated:  March 23, 2003

Mar 20, 2003

GILAT CONTINUES BUSINESS EXPANSION IN LATIN AMERICA AND CARIBBEAN WITH MILESTONES IN NICARAGUA AND HAITI
DEPLOYMENT OF NICARAGUA'S LARGEST SATELLITE TELEPHONY NETWORK IS COMPLETE


Petah Tikva, Israel, March 20, 2003 - Gilat Satellite Networks Ltd. (Nasdaq:
GILTF) today announced it has completed deployment of a fixed rural satellite telephony network for Empresa Nicaraguense de Telecomunicaciones (Enitel) to serve 170 communities throughout Nicaragua. The network is the largest known deployment of satellite rural telephony in Nicaragua.

The new Enitel network, based on Gilat's DialAw@y IP VSAT product, serves public payphone and fax kiosks, supporting the needs of agricultural workers and other inhabitants of Nicaragua's most remote villages who were living without basic communications services. Nearly 100 of the VSAT units are operated using solar power. Under terms of the agreement, Gilat is providing Enitel with equipment and turnkey implementation of the VSAT network. In the future, Enitel expects to use the network to provide high-speed Internet connectivity to many of those sites.

Enitel President Salvador Quintanilla Vanegas said, "VSAT networks are by far the most superior technology for bringing reliable, cost-effective telecommunications services to rural populations. Naturally, when we think of satellite telephony, we think of Gilat. Gilat's technology is perfectly suited to our specifications and will enable us to serve many thousands of citizens in this region."

Gilat also announced it has been selected by International Satellite Teleport (INTERSAT) to provide a 200-site broadband satellite communications network in Haiti. INTERSAT expects to use Gilat's Skystar Advantage(TM) VSAT equipment and central satellite hub system to provide shared-hub services to companies in a variety of industries, as well as government agencies.

INTERSAT Regional Vice President of Marketing Klaus Eberwein said, "We intend to use the new VSAT network for a wide range of applications in Haiti, including distance education, law enforcement, financial services and high-speed, low-cost Internet connectivity. Gilat's commitment to the Latin American and Caribbean markets, and award-winning technology, had a strong influence on our decision to select them as our VSAT provider."

Samer Salameh, CEO of Gilat's rStar subsidiary said, "These two milestones provide further proof of our expansion in the growing market for VSAT services in Latin America and the Caribbean. Our agreement with INTERSAT will bring reliable services to businesses and government agencies that require independence from the Haiti's terrestrial communications infrastructure. By working successfully with Enitel, we were able to meet their obligations to the Nicaraguan government and to citizens throughout the country."


ABOUT GILAT SATELLITE NETWORKS LTD.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America, Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and

SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at WWW.GILAT.COM. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.


GILAT INVESTOR CONTACT:
TIM PERROTT,
VP, INVESTOR RELATIONS (USA)
TEL: +703-848-1515
tim.perrott@spacenet.com
------------------------


GILAT LATIN AMERICAN MEDIA CONTACT
DOREEN MENDEZ (FLORIDA)
TEL: +954-851-1848

dmendez@gilatla.com
-------------------

Mar 21, 2003

GILAT ANNOUNCES CONTINUED LISTING ON THE NASDAQ NATIONAL MARKET

PETAH TIKVA, Israel--March 21, 2003-- Gilat Satellite Networks Ltd. (NASDAQ:GILTF) today announced that the Nasdaq Listings Qualifications Panel (the "Panel") has determined to continue the listing status for the Company on the Nasdaq National Market. The decision was based on the Panel's opinion that the Company's definitive plan, as presented during its hearing on January 10, 2003, will enable it to comply with all the requirements for continued listing on the Nasdaq National Market within a reasonable period of time, and to sustain compliance over the long term.

"Gilat is a world leader in satellite communications with some of the most reliable VSAT communication products in the market," said Yoel Gat, Gilat's Chairman and CEO. "With our debt restructuring plan now successfully behind us, the Company can move forward and execute its plan for growth. We are pleased with the Panel's decision and expect to continue listing on the Nasdaq National Market for the long term," he added.

The Panel's decision is subject to the following exceptions: (1) On or before March 28, 2003, the Company must file a proxy statement with the Securities and Exchange Commission and Nasdaq evidencing its intent to hold the annual general meeting for fiscal 2001, including a proposal for the implementation of the reverse stock split; (2) On or before April 30, 2003, the Company must submit documentation to Nasdaq evidencing that the annual meeting for fiscal 2001 was held as planned; (3) On or before April 30, 2003, the Company must demonstrate a closing bid price of at least $1.00 per share, and immediately thereafter, demonstrate a closing bid price of $1.00 per share for a minimum of ten consecutive trading days.

The Company filed and distributed a proxy statement relating to a shareholders meeting that it expects to hold on April 15th of this year, to approve, among other things (i) the implementation of a 1-for-20 reverse stock split, (ii) an increase of the Company's share capital, and (iii) the election of a slate of directors. The expected reverse stock split will reduce the number of outstanding shares of the Company to approximately 12,987,860 shares, based on the amount of outstanding ordinary shares of 259,757,196 as of March 17, 2003.


ABOUT GILAT SATELLITE NETWORKS LTD.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America, Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at WWW.GILAT.COM. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.


GILAT INVESTOR CONTACT:
TIM PERROTT,
VP, INVESTOR RELATIONS (USA)
TEL: +703-848-1515
tim.perrott@spacenet.com
------------------------